# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Incyte Corp, CIK 0000879169
CUSIP: 45337C102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1801 Augustine Cut-Off, Wilmington, Delaware (DE), 19803
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 30,865,077; shared voting power 0; sole dispositive power 30,865,077; shared dispositive power 0; aggregate amount beneficially owned 30,865,077 (15.4% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 30,865,077; shared voting power 0; sole dispositive power 30,865,077; shared dispositive power 0; aggregate amount beneficially owned 30,865,077 (15.4% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 31,223,155; shared voting power 0; sole dispositive power 31,223,155; shared dispositive power 0; aggregate amount beneficially owned 31,223,155 (15.6% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 31,225,572; shared voting power 0; sole dispositive power 31,225,572; shared dispositive power 0; aggregate amount beneficially owned 31,225,572 (15.6% of the class)
- FBB2, LLC (CIK 0001552222): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 14,755; shared voting power 0; sole dispositive power 14,755; shared dispositive power 0; aggregate amount beneficially owned 14,755 (0.01% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 31,140; shared voting power 0; sole dispositive power 31,140; shared dispositive power 0; aggregate amount beneficially owned 31,140 (0.02% of the class)
- FBB Associates (CIK 0001534842): type of reporting person: partnership (PN), other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 33,410; shared voting power 0; sole dispositive power 33,410; shared dispositive power 0; aggregate amount beneficially owned 33,410 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Incyte Corp
Address of issuer's principal executive offices: 1801 Augustine Cut-Off, Wilmington, Delaware (DE), 19803
Comment:
This Amendment No. 33 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker,Felix J. Baker, FBB Associates ("FBB"), FBB2, LLC ("FBB2") and FBB3 LLC ("FBB3")(collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On May 8, 2026 the Adviser acquired beneficial ownership of 15,000 shares of common stock ("Common Stock") of Incyte Corporation (the "Issuer"), as a result of the exercise of 15,000 options to purchase Common Stock at $84.53 per share (the "Exercised Stock Options") held directly by Julian C. Baker. Julian C. Baker currently serves on the Issuer's board of directors (the "Board") as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Julian C. Baker, as an agent in his capacity as a director of the Issuer, entered into a proceeds agreement (the "Proceeds Agreement") with the Adviser on May 7, 2026. Pursuant to the Proceeds Agreement, Julian C. Baker agreed that, with respect to the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options on May 8, 2026, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power over and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock. Pursuant to the Proceeds Agreement, the Adviser funded Julian C. Baker's exercise of the Exercised Stock Options through loans from 667 and Life Sciences. The total amount expended on acquiring the Common Stock was $1,267,950.

The foregoing description of the Proceeds Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Proceeds Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

In order to effect the exercise of the Exercised Stock Options, on May 8, 2026, the Adviser drew down $106,395 for the purpose of acquiring Common Stock for 667 from a revolving note (the "667 Revolver"). The 667 Revolver is due on May 1, 2053, or earlier if the Common Stock (or any portion thereof) is sold, with interest accruing on each draw at the long-term applicable federal rate in effect on the date of such draw (4.62% per annum with respect to the May 7, 2026 draw). The Adviser also drew down $1,161,555 for the purpose of acquiring Common Stock for Life Sciences from a revolving note (the "LS Revolver"). The LS Revolver is due on May 1, 2053, or earlier if the Common Stock (or any portion thereof) is sold, with interest accruing on each draw at the long-term applicable federal rate in effect on the date of such draw (4.62% per annum with respect to the May 7, 2026 draw).

The foregoing descriptions of the 667 Revolver and the LS Revolver do not purport to be complete and are qualified in their entirety by reference to the full texts of the 667 Revolver and LS Revolver, which are filed as Exhibit 99.3 and incorporated by reference as Exhibit 99.4, respectively, and are incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined in Item 5), vesting of RSUs or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Amendment No. 33 is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 33 are incorporated herein by reference. The percentage of beneficial ownership for the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker reported herein is based on 199,782,155 shares of Common Stock outstanding as of April 21, 2026 as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on April 28, 2026 plus 103,147 vested non-qualified options exercisable for 103,147 shares of Common Stock ("Stock Options") received by Julian C. Baker as compensation for his service on the Board, 2,518 shares of Common Stock issuable upon vesting of 2,518 restricted stock units (each an "RSU") vesting within 60 days and 15,000 share of Common Stock issued from the exercise of the Stock Options described in Item 4. The percentage of beneficial ownership for FBB, FBB2 and FBB3 reported herein is based on 199,782,155 shares of Common Stock outstanding as of April 21, 2026 as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on April 28, 2026 plus 15,000 share of Common Stock issued from the exercise of the Stock Options described in Item 4. Set forth below in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons along with the percentage of beneficial ownership for each of the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

In connection with his service on the Issuer's Board, Julian C. Baker holds Stock Options, RSUs, Common Stock received from the vesting of RSUs, Common Stock, and Common Stock received from the exercise of Stock Options. On March 31, 2026 Julian C. Baker was granted 421 RSUs as compensation for his service on the Board that vest immediately into Common Stock. Julian C. Baker holds 14,684 shares of Common Stock received from vesting of RSUs received in lieu of cash director's compensation. Julian C. Baker holds 12,517 vested Stock Options that have an exercise price of $59.94 per share expiring June 11, 2034, 11,294 vested Stock Options that have an exercise price of $61.44 per share expiring June 13, 2033, 9,124 vested Stock Options that have an exercise price of $68.55 per share expiring June 14, 2032, 8,010 vested Stock Options that have an exercise price of $83.16 per share expiring May 25, 2031, 10,514 vested Stock Options that have an exercise price of $98.68 per share expiring May 25, 2030, 12,472 vested Stock Options that have an exercise price of $75.03 per share expiring April 25, 2029, 15,000 vested Stock Options that have an exercise price of $60.85 per share expiring April 30, 2028, 15,000 vested Stock Options that have an exercise price of $134.38 per share expiring May 25, 2027 and 9,216 Stock Options which were granted on June 10, 2025, that have an exercise price of $70.07 per share expiring June 9, 2035, which will vest on the earlier of June 10, 2026, the date of the next annual meeting of stockholders of the Issuer or upon a change in control as defined in the Issuer's Amended and Restated 2010 Stock Incentive Plan (the "Incentive Plan"), subject to Julian C. Baker's continuous service on the Board through the vesting date.

Julian C. Baker holds 12,204 shares of Common Stock received from the vesting of RSUs received as compensation for his service on the Board and 2,518 RSUs that vest into Common Stock within 60 days of the date of this filing.

Julian C. Baker serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock, RSUs or Common Stock received from the exercise of Stock Options or vesting of RSUs received as directors' compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock, RSUs and Common Stock received from the exercise of Stock Options and vesting of RSUs received as directors' compensation.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors' compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as director's compensation.

The Adviser GP, and Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment No. 33 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holdings by the Funds in Securities of the Issuer

99.2 Proceeds Agreement, dated May 7, 2026, by and among the Adviser and Julian C. Baker.

99.3 667 Revolving Note, dated July 17, 2024, by and among the Adviser and 667

99.4 LS Revolving Note, dated February 29, 2024, by and among the Adviser and Life Sciences. (incorporated by reference to Exhibit 99.3 to the Reporting Persons Amendment No. 29 to Schedule 13D for the Issuer, filed with the SEC on May 9, 2024).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (05/11/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (05/11/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (05/11/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (05/11/2026)
- FBB2, LLC: /s/ Julian C. Baker, Manager (05/11/2026)
- FBB3 LLC: /s/ Julian C. Baker, Manager (05/11/2026)
- FBB Associates: /s/ Julian C. Baker, Partner (05/11/2026)